AMENDMENT NO. 1 TO THE
AMENDED AND RESTATED BY-LAWS

OF

HIGHBURY FINANCIAL INC.

The undersigned, being the duly acting and appointed Secretary of Highbury Financial Inc., a Delaware corporation (the “Corporation”), hereby certifies that the Board of Directors of the Corporation adopted the following amendments to the By-Laws of the Corporation, effective as of the date set forth below:

Section 3.1 of the By-Laws of the Corporation was amended to read in its entirety as follows:

“Section 3.1.  Number.  The number of directors of the Corporation, which shall constitute the entire Board of Directors, shall be fixed from time to time by a vote of a majority of the entire Board of Directors, shall be not less than four (4) nor more than sixteen (16).  Members of the Board of Directors shall hold office until their respective successors are duly elected and qualified or until their earlier death, incapacity, resignation or removal.  No decrease in the number of directors shall shorten the term of any incumbent director.”

Section 9.1 of the By-Laws of the Corporation was amended to read in its entirety as follows:

“Section 9.1.   Power to Amend.  Except as hereinafter provided, the Board of Directors shall have power to amend, repeal or adopt By-Laws by a majority vote of the directors.  Except as otherwise required by law, any By-Law may be amended or repealed at a stockholders’ meeting by the affirmative vote of the holders of a majority of the stock issued and outstanding and entitled to vote on any such amendment or repeal at such meeting in accordance with the provisions of the Certificate of Incorporation and the laws of Delaware.”

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Signature page follows].

Dated:  August 10, 2009

/s/ R. Bradley Forth
Name: R. Bradley Forth
Title: Secretary

Signature Page to Amendment No. 1 to the By-Laws